RICHARD S. SMITH, JR.
(860) 240-6053
RSMITH@MURTHALAW.COM
June 7, 2006
Via EDGAR and Overnight Delivery
Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canada Southern Petroleum Ltd.
Schedule 14D-9
File No. 005-80168
Dear Ms. Murphy:
     This letter is furnished to you on behalf of Canada Southern Petroleum Ltd., an Alberta corporation (“Canada Southern” or the “Company”), in connection with our telephone conversation earlier today.
     As noted during our call, the Company is concerned that representatives of Petro-Canada are making statements to the Canadian press that are being reported in Canada but not the United States. Since approximately 90% of the Company’s shareholders reside in the United States, the Company is concerned that the vast majority of its shareholders will not have access to this information unless it is included in Petro-Canada’s official Tender Offer Statement on Schedule TO.
     Enclosed herewith is a compendium of articles appearing in the Canadian press that was put together by the Company’s public relations firm. For your convenience, we have underlined several passages that we believe illustrate the problem.
     As requested, we are also furnishing you with a copy of Petro-Canada’s formal application to the Alberta Securities Commission (“ASC”) for the issuance of a permanent cease trade order with respect to any securities issued or to be issued pursuant to or in connection with the Company’s shareholder rights plan. We will provide you with a copy of the Company’s response when it is filed with the ASC.

     If you have any questions or comments pertaining to the matters discussed in this letter, please feel free to contact the undersigned at (860) 240-6053 or Jeffrey Bagner at 212-859-8136.

Sincerely,

/s/ Richard S. Smith, Jr. Richard S. Smith, Jr.

cc:	Richard C. McGinity
John W.A. McDonald
Timothy L. Largay, Esq.
Patrick C. Finnerty, Esq.
Jeffrey Bagner, Esq.

COMPILATION OF MEDIA ARTICLES
MAY 16 – JUNE 6, 2006
CANADA SOUTHERN PETROLEUM LTD.
[Note: specific quotations or statements of interest are underlined]
Second offer near for Canada Southern energy: Superior to bid US$125.5M
National Post
June 6, 2006
Claudia Cattaneo
Canadian Superior Energy Inc. said yesterday it plans to launch a bid for Canada Southern Petroleum Ltd., a tiny oil and gas explorer with big gas reserves in the Arctic Islands that are at least a decade away from development.
Canadian Superior said it would pay about $9.35 a share for Canada Southern, or $2.50 in cash and 2.75 of its own shares, valuing the company at around US$125.5-million.
The offer is the second unsolicited bid for Canada Southern in less than a month. Petro-Canada put the company in play May 11, when it offered shareholders US$7.50 a share, which represented a 58% premium, valuing the junior company at around US$113-million.
Greg Noval, the chief executive of Canadian Superior, said his company’s offer would give Canada Southern shareholders “tremendous immediate opportunity” to participate in his company’s drilling in Trinidad.
The stock traded yesterday above the value of both bids, an indication that shareholders expect a higher offer.
Richard McGinity, chairman of Canada Southern, urged shareholders not to take action on Canadian Superior’s bid and wait for the outcome of an ongoing search for friendly offers.
A Canada Southern group of about 80 shareholders said the counter-bid by Canadian Superior is too low. Group manager Fred Schutzman told Dow Jones that “the shares are worth more than is currently being bid” and they are hoping for “additional competing bids.”
Jeffrey Fiell, an analyst at Octagon Capital Corp., said it’s unlikely Canadian Superior’s bid will succeed.
“You’d have to take his stock, and some people may not want to do that,” he said.

The second bid might pressure Petro-Canada to come up with a higher offer, he said. However, “it seemed to me like the first bid was pretty aggressive. Petro-Canada may just think it’s not worth it.”
Michelle Harries, a spokeswoman for Petro-Canada, said her firm has seen Canadian Superior’s offer and believes it has a fair bid.
Petro-Canada said its bid is part of a plan to consolidate interests in gas discoveries in Canada’s Arctic Islands.
Canada Southern, which is holding its annual meeting in Calgary on Thursday, has stakes in seven major gas fields found decades ago holding nearly one trillion cubic feet of natural gas. It also produces about 1,022 barrels of oil equivalent a day from fields in the Yukon, northeast B.C. and Southern Alberta.
The discoveries in the Arctic Islands, 2,600 kilometres north of Saskatoon, have remained stranded because there is no infrastructure to bring them to market. It’s expected they will eventually be turned into liquefied natural gas and moved by tanker to regasification facilities in Eastern Canada.
In a report last week, Tom Pavic, vice-president at Sayer Energy Advisors, said Canada’s oil industry may see more hostile bids, even though the strategy has been unpopular because it is rarely successful.
One reason is the lack of oil and gas properties available for sale, he said. Another is weak gas prices.
“These companies are reluctant to sell at current commodity prices and potential purchasers see an opportunity to take advantage of this volatility by offering a significant premium,” Mr. Pavic said.
But Andrew Boland, director of research at Peters & Co., said there are very few companies in Calgary that would launch a hostile bid on one of their peer companies.
“Everyone lives under one roof here,” Mr. Boland said.
Canadian Superior moves for Canada Southern; Offer eclipses Petro-Canada’s hostile bid
Patrick Brethour
Globe and Mail
June 6, 2005

Greg Noval is aiming to snatch Canada Southern Petroleum Ltd. from Petro-Canada’s grasp, yesterday launching a second unsolicited bid for the tiny company.
Mr. Noval, who heads Canadian Superior Energy Inc., is known for his lack of fear of both unconventional assets and hostile bids. With the unexpected sortie against Petrocan, the president and chief executive officer of Canadian Superior is getting both. And the oil patch is seeing two hostile bids for Canada Southern in an industry where any unsolicited offer is a rarity.
Mr. Noval was not available for an interview yesterday, but Canadian Superior director Richard Watkins said the company has had a long-time interest in Canada Southern’s holdings in the Yukon and Canada’s Far North. “We have been aware of these assets and enamoured of them for some time,” he said, adding that Petrocan’s bid last month was a “catalyst” for Canadian Superior’s move yesterday.
Canadian Superior is offering an equity and cash bid it says is worth $9.37 a share, more than the $7.50 (U.S.) cash offer from Petrocan, worth roughly $8.28 (Canadian). Although its bid is unsolicited, Canadian Superior said it did meet with Canada Southern and advised the company of its intentions.
Canadian Superior’s offer is close to three-quarters equity, with a cash component of $2.50 a share. Mr. Watkins said Canadian Superior is drawing on cash on hand and bank lines to fund its offer, but could not be more specific on how much debt was being used.
Petrocan is holding firm with its bid, despite the 13-per-cent premium that Canadian Superior has put on the table. “We believe our offer is fair. We’re not changing it,” said Petrocan spokeswoman Michelle Harries.
However, both offers are still below Canada Southern’s share price, which rose 12 cents to $9.90 on the Toronto Stock Exchange. Petrocan shares fell $1.09 to $50.01 on the TSX, while Canadian Superior shares rose 5 cents to $2.50.
For its part, Canada Southern is not issuing any opinion on the second hostile bid, and is continuing the hunt for a friendly offer.
Canada Southern rejected the Petrocan offer two weeks ago, saying it would seek a friendly offer to defeat that bid. No such offer has yet emerged, although Canada Southern said several companies have visited the data room it opened in mid-May. In a statement, Canada Southern said it will not make a recommendation on the Canadian Superior bid until its board has had a chance to review the formal documents for the offer. Mr. Watkins said the bid circular should be issued by the end of the week, if not before. In the meantime, Canada Southern is continuing the search for another offer, a spokesman said.
Petro-Canada’s bid topped
Canadian Superior takes on Petro-Can for Canada Southern
Calgary Herald
Paul Haavardsrud
June 06, 2006
Petro-Canada is facing competition in a hostile bid for tiny Canada Southern Petroleum Ltd. after a rival offer surfaced Monday from Canadian Superior Energy Ltd., a junior explorer with a motley history much bigger than its small size.
Led by controversial oilman Greg Noval, Canadian Superior is making an unsolicited bid it believes is about $10-million richer than Petro-Canada’s offer.
“We’ve known about the assets for a very long time and it’s not something we thought we could pass up,” said Richard Watkins, a member of Canadian Superior’s board. Canada Southern was put in play last month, when Petro-Canada made an unsolicited, all-cash offer of $113 million US.
The prize for Petro-Can is the small company’s sizable land holdings in the Arctic islands, a remote area in the furthest reaches of the Canadian North. Although activity has been dormant for the last two decades, large natural gas finds were made there in the 1960s and ‘70s.
“It’s just a set of assets that, if you go back far enough in our industry, that everybody knows about,” said Watkins. “We like them and have liked them for a long time and we didn’t believe it was something we wanted to let go by.”
“Both Canada Southern and Canadian Superior shareholders will have long-term upside through Canada Southern’s interests in Northern Canada,” Noval, the company’s chief executive, added in a release.
The new offer is a mix of cash and stock that Canadian Superior values at $9.35 a share. For each share of Canada Southern, it’s offering 2.75 shares of Canadian Superior and $2.50 cash.
Canadian Superior’s shares closed up seven cents in Toronto on Monday at $2.50, suggesting that, for now, the bid is worth about $135 million.

That compares to Petro-Canada’s offer of about $125 million, given current exchange rates.
The market had a lukewarm response for the new bid, sending Canada Southern’s stock up five cents to $8.98 US in Nasdaq stock exchange trading Monday.
In response to the fresh bid, Petro-Canada again said it had no plan to raise its offer of $7.50 US a share.
In takeover situations, trading above the offer price indicates the market believes a higher bid will surface.
Pending that, Canada Southern’s shareholders now face a choice between cash or a blend of cash and shares.
In this case, the value of the shares appears to hinge on Canadian Superior’s exploration efforts in offshore Trinidad, where it plans to drill two wells later this year.
If successful in Trinidad, the company’s stock may go up, potentially benefiting Canada Southern’s shareholders, while failure there could see the shares head lower.
“If I were Petro-Canada, I wouldn’t feel particularly threatened,” Jim Hall, a fund manager at Calgary-based Mawer Investment Management, told Bloomberg News.
“I’m not sure shareholders would want to take whatever it works out to in Canadian Superior shares.”
In a statement Monday, Canada Southern said it will make a recommendation to shareholders on the latest unsolicited bid after formal offer documents have been filed.
In the meantime, the company noted it’s still chasing other deals.
Hostile takeover attempts are rare in the oilpatch, but Canadian Superior’s Noval is no stranger to unsolicited overtures. In the 1990’s, Noval, then at the helm of Canadian 88 Energy Corp., took several unsuccessful runs at much larger companies, including Morrison Petroleums Ltd., Texaco Canada Inc. and Amerada Hess Canada Ltd. Such aggressive moves earned his company the nickname Crazy 8’s.
Shortly after leaving Canadian 88 in 2001, he made a hostile bid to take over his former company, which also fell short.
Since then, Noval has been busy with Canadian Superior, which gained notoriety in 2004 by drilling a high-profile but unsuccessful well offshore Nova Scotia. Fallout from that attempt included a string of class action lawsuits.

Those suits were settled last year without an admission of liability for $2.15 million. Canadian Superior produces about 3,400 barrels of oil equivalent a day, about three times more than Canada Southern, but less than one per cent of Petro-Canada’s daily production of roughly 355,000 boe.
Canadian Superior takes aim at Canada Southern
Reuters
Scott Haggett
June 5, 2006
Canadian Superior Energy Inc. made an unsolicited C$135 million ($123 million) offer on Monday for Canada Southern Petroleum Ltd., which is already the target of a hostile bid by Petro-Canada.
Canadian Superior will offer 2.75 of its shares and C$2.50 in cash for each outstanding share of Canada Southern, valuing the deal at about C$9.37 a share.
Calgary-based Canada Southern, a junior natural gas producer, rejected Petro-Canada’s offer last month and sought competing bids. That deal was valued at $7.50 a share, or $113 million (C$124 million).
Canadian Superior’s offer was not approved by the board of Canada Southern, the company said, and it advised shareholders to take no action on the bid.
“Canada Southern will evaluate the unsolicited offer announced today by Canadian Superior once formal offering documents have been filed,” Richard McGinity, Canada Southern’s chairman said in a statement. “We will make a recommendation to our shareholders in due course.”
Canadian Superior, which explores for petroleum in Western Canada, Trinidad and off Canada’s east coast, said it saw value in Canada Southern.
“We’ve been aware of them and have watched them from afar for some time,” Richard Watkins, a director of Canadian Superior, said in an interview.
Watkins said his company had talked to its would-be target but offered no additional details.

Petro-Canada said it was aware of the higher offer for Canada Southern but still believes its bid is fair, a spokeswoman said.
Canada Southern has land in British Columbia, Alberta and the Yukon, producing 6.5 million cubic feet of natural gas a day.
It also has holdings in the Arctic, with discovered marketable natural gas resources estimated at about 927 billion cubic feet. It currently has disclosed proved and probable reserves of 13.7 billion cubic feet.
The Mackenzie River Delta, north of the Arctic Circle, has rich gas fields but they are unable to be tapped until a pipeline is constructed to southern markets.
Canada Southern shares rose 12 Canadian cents to C$9.90 on the Toronto Stock Exchange. Canadian Superior rose 7 Canadian cents to C$2.50 and Petro-Canada fell C$1.09 to C$50.01.
Canadian Superior Plans Rival Bid for Canada Southern
Bloomberg
June 5, 2006
Canadian Superior Energy Inc. plans to bid C$138.2 million ($125.5 million) for Canada Southern Petroleum Ltd., topping an offer from Petro-Canada, a competitor 84 times its size.
The cash and stock offer values Canada Southern, whose major asset is a stake in a Yukon Territory gas field, at about C$9.18 a share based on the June 2 closing price of Canadian Superior shares. Petro-Canada on May 11 said it would pay about C$8.25 a share in cash for Canada Southern. All three companies are based in Calgary.
“If I were Petro-Canada, I wouldn’t feel particularly threatened,’’ said Jim Hall, who manages about $726 million for Calgary-based Mawer Investment Management including about 500,000 Petro-Canada shares.” I’m not sure shareholders would want to take whatever it works out to in Canadian Superior shares. I think there would be a discount on those shares.’’
Petro-Canada doesn’t plan to raise its bid, company spokeswoman Michelle Harries said in an interview.

Shares of Canada Southern rose 12 cents to C$9.90 on the Toronto Stock Exchange and have soared 85 percent since Petro- Canada’s offer was announced. Canadian Superior, with a market capitalization of about C$303 million, rose 7 cents, or 2.9 percent, to C$2.50, and Petro-Canada fell C$1.09, or 2.1 percent, to C$50.01.
Better Deal?
Canada Southern rejected the hostile offer from Petro-Canada on May 25, saying it undervalued gas reserves in Canada’s Arctic islands, and advised shareholders to wait for a better deal. The company’s largest production asset is a 31 percent stake in the
Kontaneelee gas field in the Yukon.
In a statement today, Canada Southern said it will evaluate the offer after it’s submitted by Canadian Superior.
Petro-Canada is bidding for Canada Southern to capitalize on gas prices that have more than tripled from the 1990s average.
Canadian Superior produced the equivalent of 2,889 barrels of oil a day in the first quarter, according to a May 16 statement. The company’s chief executive officer, Greg
Noval, headed Canadian 88 Energy Corp. in the 1990s. He left the company in 2001 after Duke Energy Corp. bought a 20 percent stake. Canadian Superior in April 2001 made, then withdrew a C$842 million hostile takeover bid for Canadian 88.
Noval sued Canadian 88 for failing to give Canadian Superior a chance to bid on assets sold to Hunt Oil Co. Last June, Canadian Superior settled for $3.2 million class-action claims related to a well drilled off Nova Scotia in 2004.
Mawer’s Hall said he wouldn’t be surprised if Petro-Canada eventually raises its bid for
Canada Southern.
“Seldom does a company come in with its final offer” he said. “I just don’t think they are going to have to increase their bidding in response to this particular bid from Canadian Superior.”
Maison Placements Canada Inc. is advising Canadian Superior, the company said.
Canadian Superior offers $135M white knight cash and share bid for Canada Southern
Canadian Press

James Stevenson
June 05, 2006
Oilpatch maverick Greg Noval stepped forward as a possible white knight for Canada Southern Petroleum Ltd. (TSX:CSW) Monday with a nearly $135 million cash and share bid aimed at topping Petro-Canada’s hostile offer for the junior energy company.
Canadian Superior Energy Inc. (TSX:SNG), where Noval is chairman and chief executive, announced it will offer 2.75 of its shares plus $2.50 in cash for each share of Canada Southern Petroleum. Canadian Superior, which made headlines two years ago over an abandoned well off the coast of Nova Scotia and a subsequent class action lawsuit from shareholders, valued its unsolicited bid for Canada Southern at $9.35 per share.
With about 14.4 million Canada Southern shares outstanding, the Canadian Superior bid values the target company at $134.6 million.
“I believe the Canadian Superior offer provides Canada Southern shareholders tremendous immediate opportunity,” Noval stated in a release.
“Both Canada Southern and Canadian Superior shareholders will have long-term upside through Canada Southern’s interests in Northern Canada.”
Canadian Superior’s bid compares with Petro-Canada’s cash offer of $7.25 US per share, which converts to about $115 million Cdn, and is being resisted by Canada Southern’s management and board.
But the new bid would also add nearly 40 million extra shares to Canadian Superior’s existing share base of 120 million, which closed Monday on the Toronto Stock Exchange at $2.50, up seven cents.
In a release late Monday, Canada Southern advised its shareholders to take no action pending a review of the Canadian Superior bid when it is formally tendered.
“Canada Southern will evaluate the unsolicited offer announced today by Canadian Superior once formal offer documents have been filed and in the context of the process we have underway,” said Richard McGinity, chairman of Calgary company’s board. “We will make a recommendation to our shareholders in due course.”
Meanwhile, Petro-Canada spokeswoman Michelle Harries said a sweetened offer from the big integrated oil company was not imminent.

“We’ve seen the (Canadian Superior) bid, but we still believe our offer is fair,” she said in an interview.
Canada Southern opened itself up to other takeover bids last month after Petro- Canada’s unsolicited offer, which it believed did not properly value its extensive acreage in the high Arctic.
Canada Southern has a small amount of conventional gas production from acreage in the Yukon, northeastern B.C. and Southern Alberta.
But the main attraction is the company’s stake in the Arctic islands — and its interest in seven discovery licences — that it now shares with Petro-Canada. Its interests in the Arctic cover more than 710 square kilometres, but the estimates of how much gas is contained there are more than 20 years old with no new work being done in the region. As well, the remote gas deposits in the Far North won’t get to market unless a natural gas pipeline is built to take northern gas to southern markets.
Petro-Canada said its initial offer for Canada Southern on May 11 represented a 58 per cent premium over the pre-bid closing price.
But since then, the market has been anticipating a higher offer and has pushed Canada Southern stock upwards. In Monday trading on the Toronto Stock Exchange, Canada Southern shares rose 12 cents to close at $9.90.
Petro-Canada stock, meanwhile, fell $1.09 to $50.10.
Last week, both Canada Southern and Petro-Canada traded news releases in an escalating war of words.
Canada Southern accused Petro-Canada of timing its takeover during a short-term drop in the junior oil and gas sector. It also said the larger firm’s attempts to quash its recently added shareholder rights plan was “entirely consistent with the coercive nature of Petro-
Canada’s conduct.”
Petro-Canada senior vice president Kathy Sendall said last week that there was “no basis” for her company to sweeten the bid, and said she was surprised at the recent ramp-up of Canada Southern’s shares, given all the uncertainty surrounding any potential development of its high Arctic gas reserves.

Junior energy firm Canadian Superior has only 3,000 barrels of daily oil and gas production in southern Alberta but holds a large land position off the coast of Nova Scotia and in Trinidad and Tobago.
Last month, the company reported it swung to a loss of $575,000 in the first quarter from a profit of $105,000 for the same period last year as rising costs offset higher revenue.
Canadian Superior partnered with Houston-based El Paso two years ago when the U.S. company abandoned the $30-million Mariner I-85 test well 290 kilometres southeast of Halifax, saying there were not enough deposits to proceed with development.
Canadian Superior disagreed, bought out El Paso’s interests in the area and plans to drill a second well off the coast of Nova Scotia. The company also plans two wells in Trinidad later this year.
But shareholders claimed Canadian Superior issued “false and misleading statements” about the potential of the Mariner well, and launched legal action. The class action suit was settled a year ago with Canadian Superior paying $3.2 million US but there was no admission of liability.
Noval also turned heads years ago by launching a hostile and ultimately unsuccessful bid for his former company, Canadian 88 Energy Corp.
In late 2004, the TSX also reviewed Canadian Superior to see if the junior energy company was “meeting the requirements for continued listing” but finished that review early last year and left the company’s shares trading on Canada’s senior stock exchange.
Peter Linder, vice-president of investments at the DeltaOne Energy Fund of Calgary, called the offer for Canada Southern “a silly bid by a company that likes to do silly things,” noting that Canadian Superior once launched a hostile unsuccessful bid for a company many times its size.
“This bid by Canadian Superior is mostly stock so I think its a non-event, a non-starter,” Linder said in an interview with ROBTV, a specialty business cable channel based in Toronto.
PetroCan’s Southern bid may presage more moves: Could be part of Arctic Islands gas consolidation National Post
May 31, 2006

Claudia Cattaneo
Petro-Canada’s hostile takeover bid for oil and gas junior Canada Southern Petroleum Ltd. could be the opening salvo in the senior oil company’s plans to consolidate interests in gas discoveries in Canada’s Arctic Islands.
Petro-Canada has no current plans for the Canadian Arctic, but it is the logical developer of Arctic Islands gas because it is the largest working-interest owner and lease holder, Kathleen Sendall, Petro-Canada’s senior vice-president of North American Natural Gas, said in an interview.
“There are a plethora of small working-interest owners [in the Arctic], and there is no operating agreement in place, and we would see that there would need to be a consolidation of those working interests before you could negotiate an operating agreement and look at progressing any kind of development plan,” Ms. Sendall said. Petro-Canada has not yet decided whether to buy out other owners, she said.
“We just want to get over this first one and we will evaluate what our next steps are. But Canada Southern has a significant working interest, which added to our working interest would put us in a very dominant working-interest position,” she said.
Petro-Canada, one of Canada’s largest oil and gas producers, on May 11 launched a US$7.50-a-share, or US$113-million, hostile offer for Canada Southern, a junior with stakes in seven major gas fields found decades ago.
Petro-Canada said it has started legal proceedings before the Alberta Securities Commission against the junior firm to quash its shareholder rights plan, which would make a takeover more expensive.
Canada Southern was one of Canada’s market high fliers in the 1970s over its Arctic exploration activities. Nearly all its shareholders are American. Many invested decades ago, when the family of founder William Frank Buckley, Sr., an American oil entrepreneur, was involved in the company.
Petro-Canada said it is disappointed in a recommendation last week by Canada Southern’s board to reject its bid.
Ms. Sendall said Petro-Canada does not intend to increase its offer, despite a surge in Canada Southern’s share price indicating shareholders think there could be a competing bid or another offer from Petro-Canada. The stock closed yesterday at $10.11.
“I am surprised at where the share price is sitting,” Ms. Sendall said.

“There is no new information out there that would indicate, certainly to us, that our offer is anything other than a fair value at this point. It is what it is.”
Petro-Canada said its assessment of the size of Canada Southern’s reserves is “significantly below” that made public by the junior firm.
A lot of the gas is contained in fields that are too remote or small for development. Canada Southern is soliciting competing bids. It said others with varying interests in the discoveries are BP PLC, Exxon Mobil Corp., Imperial Oil Ltd., ConocoPhillips Co. and Suncor Energy Inc.
Petro-Can says it was out of options: Forced to make hostile bid
Calgary Herald
May 31, 2006
Paul Haavardsrud
Petro-Canada and Canada Southern Petroleum Ltd. were so far apart during negotiations a hostile bid was the only tactic left, Petro-Can said Tuesday, while returning fire on the little-known explorer, which is rejecting its unfriendly overtures.
After spending two months at the bargaining table, Petro-Can realized more friendly talks would be pointless, vice-president Kathy Sendall said in an interview.
“It was toward the end of the process that Canada Southern came back to us with their estimate of value, which was significantly different than what ours is,” Sendall said. “So significantly different that there was no process which we could see where that valuation gap would be closed.”
A $124-million hostile offer was launched three weeks ago, driven primarily by an urge to lock up Canada Southern’s natural gas holdings in the Arctic islands, a remote resource that may be decades away from development.
Canada Southern’s board rejected the takeover bid last week, going as far as adopting a rights plan, sometimes called a poison pill, to thwart the attempt.
Petro-Canada said Tuesday its lawyers are looking to overturn the rights plan, a tactic being used to buy more time to locate other bidders.
Canada Southern’s stock closed up 10 cents US on the Nasdaq exchange Tuesday at $9.22 US, above the offer price of $7.50 US. In takeover scenarios, trading above the offer price indicates the market believes a higher bid is forthcoming.

Petro-Canada has no plans to amend its offer, Sendall reiterated Tuesday. At issue is the value of Canada Southern’s leases in the Arctic islands.
While activity has been dormant there for decades, in the 1960s and ‘70s a flurry of exploration found massive gas reserves.
In a release Tuesday, Petro-Canada objected to Canada Southern’s characterizations of several issues at play in the takeover, including estimates of resource.
Particularly with development so far off, valuing Arctic islands gas, located hundreds of kilometres north of the Beaufort Sea, is a subjective undertaking. In the see-sawing rhetoric of a hostile takeover battle, investors can expect Petro-Canada and Canada Southern will continue to be polarized when it comes to value.
Indeed, by late Tuesday, Canada Southern had rebutted Petro-Can’s release. “In between receiving ultimatums from Petro-Canada, we repeatedly sought to understand their methodology for quantifying and valuing our assets,” Canada Southern’s chairman Richard McGinity said in a statement that also offered unflinching support of the company’s resource estimates.
“They refused to provide either their own estimate of the potential resource or to discuss the valuation methodology on which they were basing their offer.”
Regardless of how value is determined, experts say it’s notable Petro-Can is willing to pay up now for remote northern reserves that may never be tapped. In the big picture, the bid could be considered a sign of just how difficult the exploration game is becoming. Hurdles to producing Arctic islands gas include geography, cost and oppressive working conditions.
What’s more, industry has yet to settle on a way of shipping gas from the Far North to market. Options such as liquefied natural gas, compressed natural gas, gas-to-liquids and pipelines are all thought to be in the mix.
By virtue of its roots as a Crown corporation, Petro-Canada is the largest leaseholder in the Arctic islands. In the mid-1970s, the newly formed company was granted Ottawa’s holdings in the region, gained through an investment in an exploration consortium called Panarctic Oils. The hostile bid, rare in Canada’s oilpatch, is the first time Petro-Canada has made an unfriendly offer.
In the coming weeks, shareholders will have the final say in resolving the skirmish. Canada Southern is slated to hold its annual meeting June 8, while Petro-Can’s offer is set to expire on June 20.

Petrocan hunting for more in Arctic
Says Canada Southern bid just the start
The Globe and Mail
May 31, 2006
PATRICK BRETHOUR
Petro-Canada’s hostile bid for tiny Canada Southern Petroleum Ltd. is just the start of the company’s hunt for assets in the far Arctic, a Petrocan executive says.
Kathy Sendall, Petrocan’s senior vice-president of North American natural gas, said yesterday that diffuse ownership of those northern fields is a barrier to any company aiming to develop the assets.
“We’d have to see a significant consolidation of working interests,” she said, adding that Petrocan is focusing its attention for the moment on its bid for Canada Southern.
Last week, Canada Southern executives wondered why Petrocan was rushing to snap up the company, but Ms. Sendall said the deadlines spelled out by Petrocan are simply a standard way to avoid having negotiations drag on.
“There’s no mystery,” she said, repeating a point in a press release issued yesterday that Petrocan had shared all appropriate information with Canada Southern about their joint assets. (In an interview last week, Canada Southern’s chairman agreed that Petrocan had fulfilled its legal obligations on that front.)
Ms. Sendall said Petrocan is “a bit surprised” about the spread between its bid for Canada Southern of $7.50 (U.S.) a share and the $9.22 at which the stock closed yesterday on the Nasdaq Stock Market, because there is no new information that could have spurred its rise.
However, there has been considerable speculation about a rival bid to Petrocan’s, with Canada Southern actively soliciting other offers.
Petrocan said it is seeking to set aside Canada Southern’s shareholder rights plan, more commonly known as a poison pill. Such plans trigger a huge issue of new shares if a hostile bidder acquires more than a certain stake in its target, usually a threshold of 20 per cent. Petrocan said it has asked for a hearing before the Alberta Securities Commission, and hopes to have a date scheduled within a week.

In a statement, Canada Southern — whose assets are chiefly in the north — said nothing in Petrocan’s press release changes its view that the takeover offer is inadequate.
When asked last week, Canada Southern officials declined to specify what they believe the shares are worth. However, Petrocan’s circular said the smaller company cited a “significantly higher” figure than its bid during negotiations, an amount Petrocan viewed as taking an unrealistic assessment of the risks involved in extracting natural gas from the Arctic. Both companies are based in Calgary.
Canada Southern chairman Richard McGinity said last week that Petrocan approached his company several weeks after Canada Southern requested exploration information from the larger company about natural gas fields in which they both hold stakes. He said he doesn’t know if the request precipitated Petrocan’s bid. Petrocan holds the larger share of several fields in which Canada Southern has a working interest, and possesses much of the existing exploration information, including seismic data.
POT ‘SWEET ENOUGH’; PETRO-CAN HOPES TO BLOCK JUNIOR FIRM’S SHAREHOLDER RIGHTS
The Calgary Sun
May 31, 2006
Petro-Canada said yesterday there was “no basis” for sweetening its offer for Canada Southern Petroleum, and is seeking to block the junior company’s shareholder rights plan through Alberta’s securities regulator.
Petro-Canada’s unsolicited $124-million bid became hostile last week when Canada Southern’s board rejected the offer, saying it did not adequately value the company’s land position in the Arctic islands, including several gas discoveries.
But Petro-Canada rejects the notion Canada Southern’s high Arctic gas reserves are close to being economically viable.
“There’s a lot of uncertainty about timing, which of course impacts on economics and therefore value of the resource,” Kathy Sendall, Petro-Canada’s senior vice-president of North American natural gas, said in an interview.
Petro-Canada said with only a range of historical resource estimates available, it believed the junior firm’s Arctic reserves were “significantly below” the approximately 20-trillion cubic feet of gas Canada Southern had suggested it held.

Petro-Canada also said it has already had discussions with Alberta’s securities regulator to set aside a shareholder rights or “poison pill” plan recently adopted by Canada Southern, which Petro-Canada believes restricts the rights of Canada Southern shareholders to accept the offer.
Sendall said Petro-Canada took its takeover offer directly to shareholders after nearly two months of negotiations “and only when it became clear that we would be unable to reconcile the differing views of value between Petro-Canada and Canada Southern.”
Petro-Canada said its initial offer for Canada Southern on May 11 represented a 58% premium over the pre-bid closing price.
Yesterday, in the escalating war of words between the two companies, Canada Southern issued a release pointing out the Petro-Canada offer is now 18% below its current share price.
“Moreover, the Petro-Canada offer was opportunistically timed to coincide with a short-term drop in the Canadian junior oil and gas sector generally, and Canada Southern’s share price, specifically,” said chairman Richard McGinity.
Petro-Canada says Canada Southern offer ‘fair’, won’t sweeten takeover bid
Canadian Press
May 30, 2006
JAMES STEVENSON
Petro-Canada said Tuesday that there was “no basis” for sweetening its offer for Canada Southern Petroleum, and is seeking to block the junior company’s shareholder rights plan through Alberta’s securities regulator.
Petro-Canada’s unsolicited $124-million bid became hostile last week when Canada Southern’s board rejected the offer, saying it did not adequately value the company’s large land position in the Arctic islands, including several gas discoveries.
But Petro-Canada rejects the notion that Canada Southern’s high Arctic gas reserves are close to being economically viable.
“There’s a lot of uncertainty about timing, which of course impacts on economics and therefore value of the resource,” Kathy Sendall, Petro-Canada’s senior vice-president of North American natural gas, said in an interview.

Along with dealing with the harsh Arctic environment, Sendall said development plans have not been determined yet, and there’s currently no regulatory or fiscal regime in place.
Petro-Canada said that with only a range of historical resource estimates available, it believed the junior firm’s Arctic reserves were “significantly below” the approximately 20 trillion cubic feet of gas that Canada Southern had suggested it held.
Petro-Canada also said it has already had discussions with Alberta’s securities regulator to set aside a shareholder rights or “poison pill” plan recently adopted by Canada Southern, which Petro-Canada believes restricts the rights of Canada Southern shareholders to accept the offer.
Sendall said Petro-Canada took its takeover offer directly to shareholders after nearly two months of negotiations “and only when it became clear that we would be unable to reconcile the differing views of value between Petro-Canada and Canada Southern.”
Petro-Canada said its initial offer for Canada Southern on May 11 represented a 58 per cent premium over the pre-bid closing price.
The stock initially jumped more than 60 per cent on the offer, and has continued to climb. In Tuesday trading on the Toronto Stock Exchange, Canada Southern shares rose a further 11 cents to $10.11.
“I’m a bit surprised at where their shares are trading today, given all the uncertainty,” said Sendall. “And we do believe that our offer is a fair one.”
Late Tuesday, in the escalating war of words between the two companies, Canada Southern issued its own press release pointing out that the Petro-Canada offer is now 18 per cent below its current share price.
“Moreover, the Petro-Canada offer was opportunistically timed to coincide with a short-term drop in the Canadian junior oil and gas sector generally, and Canada Southern’s share price, specifically,” stated chairman Richard McGinity.
Canada Southern also said it was “premature” for Petro-Canada to be pursuing legal action to strike down its shareholder rights plan while the company searches for potential white-knight bidders.
“This is entirely consistent with the coercive nature of Petro-Canada’s conduct throughout this process,” said McGinity.

“We are in active discussions with a number of interested parties about potential value-maximizing transactions. We will continue to pursue these discussions in the best interests of our shareholders.”
Petro-Canada shares fell $1.53 or three per cent to $49.72 on the Toronto stock market Tuesday.
Key dates in this takeover battle include Canada Southern’s annual shareholder meeting in Calgary on June 8, and the deadline to Petro-Canada’s offer on June 20.
Canada Southern has a small amount of conventional gas production from acreage in the Yukon, northeastern B.C. and Southern Alberta.
But the main attraction is the company’s stake in the Arctic islands — and its interest in seven discovery licences — that it now shares with Petro-Canada. Its interests in the Arctic cover more than 710 square kilometres and its natural gas estimates there were made 21 years ago, back in 1985.
In asking its shareholders to reject the offer, Canada Southern said last week that Petro-Canada’s offer didn’t recognize “the economic and strategic value” of the Arctic assets.
It also accused Petro-Canada, as the successor to the Government of Canada’s interests in the Arctic, of not fully sharing important seismic and geological data on the Arctic lands that had been gathered several decades ago.
Petro-Canada countered Tuesday by saying it had provided Canada Southern “with access to all information that it has a legal right to.”
Canada Southern also suggested that Petro-Canada was eyeing its Arctic reserves as a potential source for its planned natural-gas import terminal slated to be built at Gros Cacouna, Que.
Reserves at issue in takeover battle
PetroCan versus Canada Southern
Jon Harding
Financial Post
May 26, 2006
CALGARY — Does Petro-Canada know more about Canada Southern Petroleum Ltd.’s cache of unbooked Arctic natural gas reserves than Canada Southern does?

The tiny oil and gas producer suggested as much yesterday as its board of directors unanimously advised shareholders to reject a hostile takeover bid of US$7.50 a share from Canada’s third-largest integrated oil company.
Richard McGinity, Canada Southern’s board chairman, said he believes, first and foremost, the all-cash, US$113-million offer made on May 11 does not reflect the value of Canada Southern’s estimated 927 billion cubic feet equivalent natural gas reserves. He also said the company is negotiating with as many as four other suitors and interest from them is “solid.”
Canada Southern’s unbooked resource is 68 times larger than the company’s currently reported proved and probable reserves.
In this case, those resources cannot be upgraded to proved and probable according to accounting rules because no infrastructure exists to transport the gas from the high Arctic to market.
Canada Southern, a junior company, also produces gas in the Yukon, northeast British Columbia and Southern Alberta. Its principal asset is a 30% interest in the Kotaneelee gas field in the Yukon Territory.
But that’s only part of the reason why the bid from Petro-Canada was panned by the Canada Southern board.
Canada Southern was in the process of having a third-party assessment done of its marketable natural gas resource when Petro-Canada made its initial expression of interest in early March.
However, the geological data necessary to complete the work, which dates back to 1960 when Canada Southern became one of the first company’s to secure exploration rights to the Islands, found its way into Petro-Canada’s hands.
Canada Southern had partnered in some of its earliest Arctic Island exploration activities with an operator called PanArctic Oil Ltd., partly owned by the federal government. The company dissolved in 2000 and the assets, including all the geological data, including seismic surveys, were taken over by Petro-Canada.
The information, stored in 700 boxes, has slowly trickled to Canada Southern in recent weeks, except for the seismic data that Petro-Canada is converting to electronic format. Canada Southern charges it doesn’t have time to go through it thoroughly and said Petro-Canada’s “urgency” to acquire the company is suspicious.

The bid is set to expire on June 20.
Executives with Canada Southern indicated Petro-Canada may be looking for natural gas to feed its planned regasification facility at Gros Cacouna, Que., as alternative sources such as liquified natural gas from Russia may be harder to line up.
“Our LNG terminal startup date is it should be onstream by about 2009,” said Petro-Canada spokeswoman Michelle Harries. “That’s well before anything could be developed in the Arctic.”
Petro-Canada isn’t planning to raise its bid, Ms Harries said.
“We believe our offer was fair,” she said. “It does represent over a 50% increase from where the stock price was at the time of our offer.”
Shares of Canada Southern rose 3.8% yesterday on the Toronto Stock Exchange. The stock has soared 79% since Petro-Canada’s offer was announced.
jharding@nationalpost.com
Junior spurns Petro-Can bid: Lowball offer undervalues assets, Arctic operator says
Calgary Herald
May 26, 2006
Paul Haavardsrud
A hostile bid by Petro-Canada for Canada Southern Petroleum Ltd. was rebuffed Thursday, amid claims the oilpatch heavyweight is lowballing the value of the junior company’s Arctic gas holdings.
Launched two weeks ago, Petro-Canada’s $113-million US takeover attempt is being driven by a desire to lock up more land in the furthest reaches of the North, a remote basin that’s unlikely to be plugged into southern markets for at least a decade.
Nevertheless, Canada Southern argues its holdings are worth more than Petro-Canada’s opening offer.
“A fair offer needs to take into consideration the strategic value of the Arctic assets and offer shareholders an appropriate premium for control,” Canada Southern’s chairman Richard McGinity said on a conference call discussing the board’s reasons for rejecting the takeover offer.

To gain more time to find a higher bidder, Canada Southern on Thursday adopted a rights plan, sometimes called a poison pill, to deter Petro-Canada from following through on a takeover. Under the terms of the plan, existing shareholders will be given the option to buy stock at half the going rate once a potential buyer accumulates 20 per cent of the outstanding shares.
Canada Southern’s stock closed up 38 cents US in trading on the Nasdaq stock exchange Thursday at $8.64.
In takeover situations, trading above the offer price indicates the market believes a higher bid will surface.
Petro-Canada said it has no intention of raising the offer, its first unfriendly takeover attempt, before or after it expires on June 20.
“Our offer stands as is,” spokeswoman Michelle Harries said. “We’re not amending the offer at all.”
Canada Southern said several companies have expressed interest in stepping in as a white knight, although it declined to name specific firms.
The company holds leases covering 39,000 net acres in the Arctic islands.
Discovered during a flurry of exploration in the 1960s and ‘70s, activity in the Far North has been dormant since the mid-1980s. Petro-Canada is looking to add Canada Southern’s holdings to its existing position in the basin, which it was granted by Ottawa in 1976, shortly after being formed as a Crown corporation.
Canada Southern has held its leases since the 1960s, when it participated in exploring the basin. However, it fell off the radar of many in the investment community as low gas prices and an abundance of southern reserves put Arctic development on ice.
Meanwhile, the company became embroiled in a protracted lawsuit over assets in the Yukon, finally settled in 2003 after more than 10 years in the courts. Since then, Canada Southern has revamped its board, added new management, and started to resuscitate itself as an explorer.
The company, which produces about 1,100 barrels of oil equivalent a day, has reserves of nearly 14 billion cubic feet of gas equivalent. Those estimates, however, don’t account for its Arctic holdings, which decades ago were assessed at the equivalent of 927 billion cubic feet.

Regardless of how the hostile takeover plays out, McGinity noted that Petro-Canada’s bid shows that Arctic reserves have a very real value, regardless of the timetable for eventual production.
“Strategically, what Petro-Canada’s hostile offer has done is to indicate that the time for Arctic islands natural gas development is approaching,” McGinity said. “How soon, I don’t know.”
Petro-Canada Doesn’t Plan Higher Canada Southern Bid
Bloomberg
May 16, 2006
(Bloomberg) — Petro-Canada Chairman Brian MacNeill said the company isn’t planning to boost a hostile $113 million offer for Canada Southern Petroleum Ltd. to win management’s support.
“As the process evolves, we will see what happens, and at this point, the answer would probably be no,” MacNeill said in an interview today after giving a speech in Ottawa. “We have started off talking to them, and we just couldn’t get any agreement, so we have gone to the shareholders.”
Petro-Canada, the third-largest Canadian oil and natural-gas producer, on May 11 offered Canada Southern shareholders $7.50 per share in cash. Canada Southern shares have risen to about $8.50 in Nasdaq Stock Market composite trading, suggesting some investors expect a higher bid.
Calgary-based Petro-Canada said it made the offer to shareholders after failing to win support from Canada Southern’s board following more than a month of discussions. Petro-Canada wants to build its reserves in the northern part of the country. Canada Southern produces oil and gas in northern British Columbia and the Yukon.
Canada Southern Chief Executive Officer John McDonald declined to comment today. Last week, Chairman Richard McGinity said in a statement the offer ``significantly undervalues our Arctic natural gas resources.”
Canada Southern yesterday asked its shareholders not to do anything before reading a written recommendation that will be available by May 26.
Canada Southern hired CIBC World Markets as an adviser, while BMO Nesbitt Burns is working with Petro-Canada.

Canada Southern shares rose 46 cents, or 5.2 percent, to C$9.40 ($8.49) at the 4 p.m. close of trading on the Toronto Stock Exchange. Petro-Canada rose 72 cents, or 1.5 percent, to C$48.71.